UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Rambus Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value

(Title of Class of Securities)

750917106

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Harold Hughes

Chief Executive Officer

Rambus Inc.

4440 El Camino Real

Los Altos, California 94022

(650) 947-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas R. Lavelle Senior Vice President and General Counsel Rambus Inc. 4440 El Camino Real Los Altos, California 94022 (650) 947-5000	Aaron J. Alter Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$84,703,011.96	$2,600.38

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $84,703,011.96 calculated based on the average of the high and low prices of the Company’s common stock as reported on The NASDAQ Global Select Market on October 15, 2007.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,600.38

Form or Registration No.: 005-53267

Filing Party: Rambus Inc.

Date Filed: October 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an offer (the “Offer”) by Rambus Inc., a Delaware corporation, to amend certain outstanding options as set forth under the Offer to Amend Certain Options dated October 18, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend and related documents.

The information in the Offer to Amend is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.	Subject Company Information.

Item 2(b) of the Schedule TO is hereby amended and restated as follows:

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Rambus to holders of certain outstanding options to purchase its common stock granted under the Company’s 1997 Stock Plan and 1999 Nonstatutory Stock Plan (the “Stock Plans”), to amend certain of their outstanding options to purchase the Company’s common stock as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the communication to all eligible employees from Harold Hughes, dated October 18, 2007, attached hereto as Exhibit (a)(1)(B) and (iii) the election form attached hereto as Exhibit (a)(1)(C).

As of October 12, 2007, there were options to purchase 4,045,034 shares of the Company’s common stock outstanding and eligible to participate in this Offer. As of October 12, 2007, there were options to purchase 939,563 shares of the Company’s common stock outstanding and eligible to be amended by making a fixed date election.

Item 11.	Additional Information.

1.	The first sentence of the seventh paragraph of the cover of the Offer to Amend is hereby amended and restated as follows:

You are an “eligible employee” only if you are an employee of Rambus Inc. or its subsidiaries (collectively, “Rambus,” the “Company,” “we,” “our” or “us,” provided that references to the issuer of the mispriced options refer to Rambus Inc. only and not to any of its subsidiaries) as of the last date on which this offer remains open for acceptance and you are subject to taxation in the United States.

2.	The second and third sentences of the twelfth paragraph of the answer to Question 8 of the section of the Offer to Amend entitled “Summary Term Sheet and Questions and Answers” are hereby amended and restated as follows:

Your option vests in equal monthly installments over the 2009 calendar year. The earliest calendar year that you may select as your Selected Calendar Year is 2010. Absent an earlier Permissible Exercise Event, you will not be able to exercise your amended option until the 2010 calendar year.

3.	The third sentence of the second paragraph of the answer to Question 10 of the section of the Offer to Amend entitled “Summary Term Sheet and Questions and Answers” is hereby amended and restated as follows:

For example, if your October 12, 2004 mispriced options vest during 2009, the Selected Calendar Year for such options cannot be earlier than 2010.

4.	New Question and Answer 21 of the section of the Offer to Amend entitled “Summary Term Sheet and Questions and Answers” is hereby added as follows:

Q21. What will the material differences in my rights as an optionholder be if I elect to participate in the offer?

A21. If you elect to participate in this offer, your mispriced options will be amended as described in this Offer to Amend and your rights as an optionholder will be affected accordingly.

If you amend your mispriced options by electing to increase the exercise price of such options, the exercise price per share of your amended options will be increased from the original exercise price per share to the fair market value per share of our common stock on the date these options were granted. As a result, the value of these options (measured in terms of the difference between the amended exercise price and fair market value of our common stock at the time of exercise) may be reduced.

If you amend your August 23, 2001 or October 12, 2004 mispriced options by making a valid fixed date election, you will not be able to exercise such options (even if they are vested) until the earliest occurrence of a Permissible Exercise Event or after the last day of your Selected Calendar Year. As a result, your ability to exercise the vested portion of your amended options will be delayed and the period of time within which you may exercise your amended options will be reduced to a one-year period from the previous multi-year period (subject to such shorter period pursuant to the terms of the amended options, including upon termination of service, death, disability or a change of control of Rambus). If you are a ‘specified employee’ (as defined in Internal Revenue Code Section 409(a)(2)(B)(i)), additional restrictions will apply as to when you may exercise these options.

In addition, if you elect to participate in this offer, your mispriced options should no longer be subject to the adverse tax consequences under Section 409A and similar state laws. (See Sections 2, 9 and 14)

5.	The third sentence of the fourth paragraph of the answer to Question 24 of the section of the Offer to Amend entitled “Summary Term Sheet and Questions and Answers” is hereby amended and restated as follows:

Because this offer involves complex tax considerations, we recommend that you consult with your financial, legal and/or tax advisor before you make any decisions about this offer.

6.	New Risk Factor discussions have been added in the section of the Offer to Amend entitled “Risks of Participating in the Offer” following the Risk Factor discussion entitled “If we are acquired by or merge with another company, your cancelled options might be worth more than your options as amended” as follows:

We are a party to legal proceedings relating to the independent investigation of our historical stock option granting practices and the restatement of our financial statements. An adverse outcome of any of these proceedings could negatively impact our business, financial condition and results of operation, and consequently the value of your stock options.

We are currently a party to legal proceedings relating to our Audit Committee’s investigation of the timing of past stock option grants and related accounting issues and the restatement of our historical financial statements. We face a number of legal, operational, financial and tax-related risks as a result of these proceedings. An adverse outcome with respect to any of these matters could negatively impact our business, financial condition and results of operation, and consequently the value of your stock options. In addition to the legal risks discussed below, we are subject to a number of operational, financial and tax-related risks arising from these matters and discussed in Part II, Item 1A “Risk Factors--Risks Related to the Investigation of Past Stock Option Practices and Related Restatement of our Prior Financial Results” of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

We have been named as a party to several lawsuits arising from matters relating to the investigation which may result in unfavorable outcomes and significant judgments, settlements and legal expenses which could cause our business, financial condition and results of operations to suffer.

Several shareholder derivative actions were filed in state and federal courts against certain of our current and former officers and directors, as well as our current auditors, related to the stock option granting actions that were the subject of an investigation by the Audit Committee and the Special Litigation Committee of our Board of Directors (the “SLC”). The actions were brought by persons identifying themselves as shareholders and purporting to act on the Company’s behalf. We are named solely as a nominal defendant against whom the plaintiffs seek no recovery. The complaints allege that certain of these defendants violated securities laws and/or breached their fiduciary duties to us and obtained unjust enrichment in connection with grants of stock options to certain of our officers that were allegedly improperly dated. The SLC was formed to evaluate potential claims or other actions arising from the stock option granting activities. The complaints seek unspecified monetary damages and disgorgement from the defendants, as well as unspecified equitable relief.

Additionally, several securities fraud class actions and individual lawsuits were filed in federal court against us and certain of our current and former officers and directors. The complaints generally allege that the defendants violated the federal securities laws by filing documents with the SEC containing false statements regarding our accounting treatment of the stock option granting actions under investigation. The individual lawsuits allege not only federal and state securities law violations, but also state law claims for fraud and breach of fiduciary duty. The class actions have been consolidated into a single proceeding. On September 7, 2007, the parties to this proceeding advised the court that they had reached a settlement in principle of the litigation. The settlement, which is subject to final documentation and approval by the court, provides for a payment of $18 million by us for a dismissal with prejudice of all claims against all defendants.

There can be no assurance that further lawsuits by parties who allege they suffered injury as a consequence of our past stock option granting practices will not be filed in the future. The amount of time to resolve these current and any future lawsuits is uncertain, and these matters could require significant management and financial resources which could otherwise be devoted to the operation of our business. Although we have accrued an estimate of certain liabilities that we believe will result from certain of these actions, the actual costs and expenses to defend and satisfy all of these lawsuits and any potential future litigation will exceed our current estimated accruals, possibly significantly. Unfavorable outcomes and significant judgments, settlements and legal expenses in the litigation related to our past stock option granting practices could have material adverse impacts on our business, financial condition, results of operations and the trading price of our common stock.

We are subject to the risk of regulatory proceedings, actions or litigation in connection with the investigation and the restatement of our financial statements, which could require significant management time and result in unfavorable outcomes and significant judgments, settlements and legal expenses which could have an adverse effect on our business, financial condition and results of operations.

We have periodically met and discussed the results of the stock option investigation with the staff of the SEC and the United States Attorney’s Office for the Northern District of California. Such government agencies will likely review such findings and may pursue inquiries of their own, which could lead to further investigations and government action, such as fines or injunctions. At this time, we cannot predict what, if any, government actions may result from the completion of the investigation of stock option grants. We are also under remote examination by the IRS on the various tax reporting implications resulting from the investigation. There is no assurance that other regulatory inquiries will not be commenced by other U.S. federal, state or foreign regulatory agencies, including the IRS and other tax authorities. In addition, while we believe that we have made appropriate judgments in determining the correct measurement dates for our stock option grants, the SEC may disagree with the manner in which we accounted for and reported, or failed to report, the corresponding financial impact. Accordingly, there is a risk that we may have to further restate our prior financial statements, amend prior filings with the SEC, or take other actions not currently contemplated. Any potential regulatory proceeding or action may be time consuming, expensive and distracting from the conduct of our business. An unfavorable outcome or significant judgments, settlements and legal expenses related to resolution of any potential regulatory proceeding or action, or further restatement of our financial statements, could have a material adverse effect on our business, financial condition and results of operations.

Eligible holders of August 23, 2001 and October 12, 2004 mispriced options may amend these options either by receiving a new exercise price or by making a fixed date election. Each of these forms of amendment carries unique risks that may adversely affect the value of your amended options.

Eligible holders of August 23, 2001 and October 12, 2004 mispriced options may amend these options either by receiving a new exercise price or by making a fixed date election. There are unique economic risks associated with each of these types of amendment.

If you amend your August 23, 2001 and October 12, 2004 mispriced options by electing to increase their exercise price, the value of these options (measured in terms of the difference between the amended exercise price and fair market value of our common stock at the time of exercise) may be lower than what it would have been had you made a fixed date election. For example, if you hold August 23, 2001 mispriced options and elect to receive a new exercise price, the exercise price for these options will be increased from $4.86 per share to $11.72 per share. If you elect to exercise these amended options at a time when the trading price of our common stock is $20.00 per share, you will realize a profit of $8.28 per share. If you had elected to amend your August 23, 2001 mispriced options by making a fixed date election and the exercise date fell within your Selected Calendar Year, you would have realized a profit of $15.14 per share.

If you amend your August 23, 2001 or October 12, 2004 mispriced options by making a valid fixed date election, your ability to exercise the vested portion of your amended options will be delayed and the period of time within which you may exercise your amended options may be reduced, which may result in you being unable to exercise your options profitably at a time when you would be able to do so if you had elected to receive a new exercise price. For example, assume that you hold August 23, 2001 mispriced options and have selected 2009 as your Selected Calendar Year. Your amended options will expire no later than December 31, 2009. If you elect to amend your August 23, 2001 mispriced options by receiving a new exercise price, your options may not expire until as late as 2011. Assume the trading price per share of our common stock is $20.00 in 2010. If you had amended your August 23, 2001 mispriced options by making a fixed date election as described above, you would be unable to exercise your amended options because they will have expired. If you amended your August 23, 2001 mispriced options by receiving a new exercise price, you would realize a profit of $8.28 per share.

If you make a valid fixed date election, your August 23, 2001 and October 12, 2004 mispriced option, as amended, will not be exercisable until a Permissible Exercise Event, may not become exercisable in the foreseeable future and, if and when the amended options become exercisable, the fair market value of our common stock at that time may be substantially lower than it is now. Furthermore, once these amended options become exercisable, you will have a limited period of time in which to exercise them.

If you amend your August 23, 2001 and October 12, 2004 mispriced options by making a fixed date election, your ability to exercise these amended options may be substantially restricted compared to other stock options that you currently hold or if you had elected to amend these options by receiving a new exercise price. While Section

409A and the proposed regulations do create substantial tax penalties that may apply to your mispriced options, by amending your August 23, 2001 and October 12, 2004 mispriced options by making a valid fixed date election, you are amending the terms of options which may be currently exercisable, and receiving options that will not be immediately exercisable and that will become exercisable only upon certain limited events. We can give you no assurance of what the market price of our common stock, or the liquidity or listing status on the Nasdaq Global Select Market of our common stock, will be at the time when these amended options become exercisable. In addition, the period of time within which you may exercise your amended options will be reduced to a one-year period from the previous multi-year period (subject to such shorter period pursuant to the terms of the amended options, including upon termination of service, death, disability or a change of control of Rambus).

6.	The second and third sentences of the twenty fourth paragraph of Section 2 of the Offer to Amend are hereby amended and restated as follows:

Your option vests in equal monthly installments over the 2009 calendar year. The earliest calendar year that you may select as your Selected Calendar Year is 2010. Absent an earlier Permissible Exercise Event, you will not be able to exercise your amended option until the 2010 calendar year.

7.	The first bullet point in Section 7 of the Offer to Amend is hereby amended and restated as follows:

there shall have been instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

8.	The tenth bullet point in Section 7 of the Offer to Amend is hereby amended and restated as follows:

a tender or offer, other than this offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been announced or made by another person or entity or shall have been publicly disclosed or we shall have learned that:

9.	The following sentence is hereby added as the second sentence of the first paragraph of Section 9 of the Offer to Amend:

As of October 12, 2007, there were options to purchase 939,563 shares of the Company’s common stock outstanding and eligible to be amended by making a fixed date election.

10.	The sixth and seventh paragraphs in Section 10 of the Offer to Amend are hereby amended and restated as follows:

The following table sets forth our ratio of earnings to fixed charges for the periods specified. Our earnings were insufficient to cover fixed charges in 2006. Accordingly, the following table sets forth the deficiency of earnings to fixed charges in 2006.

	Fiscal Year Ended
	December 31,	December 31,	December 31,
(in thousands, except ratios)	2006	2005	2004
Ratio of earnings to fixed charges	N/A	15X	19X
Deficiency of earnings available to cover fixed charges	$25,705	N/A	N/A

The ratio of earnings to fixed charges is computed by dividing earnings by total fixed charges for Rambus and its consolidated affiliates. For this ratio, “earnings” is determined by adding “total fixed charges” to income before income taxes. For this purpose, “total fixed charges” consists of interest on all indebtedness, imputed interest on rental payments and amortization of debt discount and expenses.

11.	The following sentence is hereby added as the fourth sentence of the first paragraph of Section 11 of the Offer to Amend:

Ms. Stark holds options to purchase 220,000 shares of our common stock and Mr. Donnelly holds options to purchase 260,000 shares of our common stock that are eligible to participate in this offer. Neither Ms. Stark nor Mr. Donnelly holds any options that are eligible for a fixed date election.

12.	The following sentence is hereby added as the fourth sentence of the second paragraph and the fourth sentence of the tenth paragraph of Section 14 of the Offer to Amend:

No IRS private letter ruling or other consultation with the IRS has been sought in connection with this offer, and no written opinion has been sought or prepared by tax counsel at the Company’s request pertaining to the tax consequences of the offer.

13.	The second sentence of the seventeenth paragraph of Section 14 of the Offer to Amend is hereby amended and restated as follows:

Because this offer involves complex tax considerations, we recommend that you consult with your financial, legal and/or tax advisor before you make any decisions about this offer.

(b)	Other material information.

Item 11(b) of the Schedule TO is hereby amended and restated as follows:

We are currently a party to legal proceedings relating to our Audit Committee’s investigation of the timing of past stock option grants and related accounting issues. For information concerning these proceedings, please read Note 13 “Litigation and Asserted Claims” of the Notes to Unaudited Condensed Consolidated Financial Statements and Part II, Item 1A “Risk Factors—Risks Related to the Investigation of Past Stock Option Practices and Related Restatement of our Prior Financial Results,” each of which are contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended to add the following exhibits:

(a)(1)(A)	Offer to Amend Certain Options, as amended and restated October 30, 2007

(a)(1)(C)	Election form (for use by facsimile), as amended and restated on October 30, 2007

(a)(1)(G)	Screen shots of offer website at https://rmbs.equitybenefits.com, as amended and restated on October 30, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAMBUS INC.

/s/ Satish Rishi
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer

Date: October 30, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend Certain Options, as amended and restated October 30, 2007

(a)(1)(B)*	Communication to all eligible employees from Harold Hughes, dated October 18, 2007

(a)(1)(C)	Election form (for use by facsimile), as amended and restated on October 30, 2007

(a)(1)(D)*	Form of confirmation e-mail, as amended and restated on October 24, 2007

(a)(1)(E)*	Forms of reminder e-mails to employees

(a)(1)(F)*	Form of final election confirmation statement, as amended and restated on October 24, 2007

(a)(1)(G)	Screen shots of offer website at https://rmbs.equitybenefits.com, as amended and restated on October 30, 2007

(a)(1)(H)*	Form of e-mail to employees regarding fixed date elections

(b)	Not applicable

(d)(1)*	1997 Stock Plan (as amended and restated as of April 4, 2007) (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)

(d)(2)*	Form of Stock Option Agreement under 1997 Stock Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q, filed on July 29, 2003)

(d)(3)*	1999 Nonstatutory Stock Option Plan (as amended and restated as of April 4, 2007) and form of Stock Option Agreement thereunder (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.